BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

November 17, 2005                                                                                                                                                                                                                                  Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTC BB (US)

Berkley Resources Inc. (the “Company”) announces a number of changes to the officers and directors of the Company.

Matt Wayrynen has now become the Executive Chairman and Chief Executive Officer of the Company and Lindsay E. Gorrill has been appointed President and Chief Operating Officer of the Company. “Lindsay Gorrill, the former President and CEO of WGI Heavy Minerals, will focus on growth opportunities for the Company and will help guide the Company into a new era” noted Matt Wayrynen and “Lindsay Gorrill’s background in acquisitions, company building, financial markets and world exposure, will help Berkley expand its opportunities”. Lindsay Gorrill is a C.A. and has university degrees in Finance and Marketing.

The board would like to welcome Phillip Piffer as a new director of the Company. Phillip Piffer is President and CEO of Genesis Fueltech Inc., a fuel cell and leading fuel processor technology company. He has more than 30 years experience in the energy business, starting with the Canadian subsidiary of The Superior Oil Company (now ExxonMobil). After leaving Superior he became Chief Financial Officer and Executive Vice President of TSE-listed Rupertsland Resources Inc., an oil and gas producer active in both Canada and the United States. He subsequently led the turnaround and sale of the oilfield service company, Nortek Energy Corp. Phillip Piffer then founded and listed on the TSE the natural gas exploration and production company Brigdon Resources Inc., which was recognized by Profit Magazine in 1997 as the fastest growing company in western Canada. He has extensive experience as a management consultant and in the founding, financing and operation of public companies. “We are very pleased to have someone of Phillip’s experience join our board”, stated Jim O’Byrne, VP Operations, noting “during Phillip’s tenure with Superior Oil, he was involved in the Crossfield Gas project which is one of the largest gas plays in Alberta.” Berkley is the operator of the well scheduled to be drilled on the Crossfield West prospect by the summer of 2006.

Matt Wayrynen, Executive Chairman and CEO states “with the guidance of Lloyd Andrews, we have positioned our Company over the last year to become a larger player in the oil & gas field. We are involved in three very good areas with ownership ranging from 15% - 35%, in Senex, Crossfield West and Sturgeon Lake. Lloyd will stay on as a very active Chairman of the board and is 100% behind these changes which will help the Company build on its current oil & gas opportunities and focus on future opportunities thereby increasing the overall public awareness of the Company”. Lloyd Andrew’s stated that, “we have strengthened our management and board talent, by appointing Lindsay Gorrill as President and COO and adding Phillip Piffer to the board”.

For further information with respect to investor relations, please contact David Wolfin, VP Finance, in the Vancouver office at phone (604) 682-3701, e-mail info@berkleyresources.com or Lindsay Gorrill, President and COO at cell (208) 755-6989, e-mail leg333@adelphia.net.

On behalf of the Board of Directors
of Berkley Resources Inc.

“Matt Wayrynen”
Matt Wayrynen
Executive Chairman and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Forward Looking Information: This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety, and environmental risks), as well as commodity prices and exchange rate fluctuations, and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures or governmental regulations.